UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
ATA Inc.

(Name of Issuer)
Common Shares*
American Depositary Shares

(Title of Class of Securities)
00211V106**

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☑      Rule 13d-1(d)
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     *    Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.
     ** This CUSIP number applies to the American Depositary Shares.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106	SCHEDULE 13G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS Walter Lin Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,923,576 common shares[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,923,576 common shares [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,923,576 common shares [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%[2]

12	TYPE OF REPORTING PERSON

	IN
 1 Includes 2,886,936 common shares and 18,320 American Depositary Shares (representing 36,640 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.
2 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS Wealth Treasure Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,923,576 common shares[3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,923,576 common shares [3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,923,576 common shares [3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%[4]

12	TYPE OF REPORTING PERSON

	CO
 3 Includes 2,886,936 common shares and 18,320 American Depositary Shares (representing 36,640 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.
4 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS Infinity Wealth Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,923,576 common shares[5]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,923,576 common shares [5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,923,576 common shares [5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%[6]

12	TYPE OF REPORTING PERSON

	CO
 5 Includes 2,886,936 common shares and 18,320 American Depositary Shares (representing 36,640 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.
6 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS Walter Wang Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,923,576 common shares[7]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,923,576 common shares [7]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,923,576 common shares [7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%[8]

12	TYPE OF REPORTING PERSON

	OO
 7 Includes 2,886,936 common shares and 18,320 American Depositary Shares (representing 36,640 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.
8 Based on 44,784,766 outstanding common shares as of December 31, 2009.

CUSIP No.	00211V106	SCHEDULE 13G	Page	6	of	10 Pages
Item 1(a) Name of Issuer:
ATA Inc. (“Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
8th Floor, Tower E, 6 Gongyuan West St.
Jian Guo Men Nei
Beijing 100005, China
Item 2(a) Name of Person Filing:
Walter Lin Wang
Wealth Treasure Management Limited
Infinity Wealth Holdings Limited
Walter Wang Family Trust
Item 2(b) Address of Principal Business Office or, If None, Residence
Walter Lin Wang
8th Floor, Tower E, 6 Gongyuan West St.
Jian Guo Men Nei
Beijing 100005, China
Wealth Treasure Management Limited
Portcullis TrustNet Chambers, P.O. Box 3444
Road Town, Tortola
British Virgin Islands
Infinity Wealth Holdings Limited
21 Collyer Quay #09-01,
HSBC Building,
Singapore 049320
Walter Wang Family Trust
21 Collyer Quay #09-01,
HSBC Building,
Singapore 049320
Item 2(c) Citizenship
Walter Lin Wang — People’s Republic of China
Wealth Treasure Management Limited — British Virgin Islands
Infinity Wealth Holdings Limited — British Virgin Islands
Walter Wang Family Trust — Cayman Islands
Item 2(d) Title of Class of Securities:
Common shares, par value US$0.01
American Depository Shares, each representing two common shares

CUSIP No.	00211V106	SCHEDULE 13G	Page	7	of	10 Pages
Item 2(e) CUSIP Number:
00211V106
Item 3. Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
(a) Amount Beneficially Owned:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or to	direct the	to dispose or to
	beneficially	Percent	direct	direct	disposition	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	of:	disposition of:
Walter Lin Wang	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	6.5%	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)
Wealth Treasure Management Limited	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	6.5%	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)
Infinity Wealth Holdings Limited	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	6.5%	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)
Walter Wang Family Trust	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	6.5%	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)	0	2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares)
The percentages of ownership set forth above are based on 44,784,766 common shares outstanding as of December 31, 2009.
Wealth Treasure Management Limited is the record holder of the 2,923,576 common shares (including 2,886,936 common shares and 18,320 American Depositary Shares representing 36,640 common shares). Walter Lin Wang is the sole director of Wealth Treasure Management Limited. Wealth Treasure Management Limited is wholly owned by Infinity Wealth Holdings Limited, which is wholly owned by Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands. HSBC International Trustee Limited is trustee of Walter Wang Family Trust. Walter Lin Wang is the settlor and one of the beneficiaries of Walter Wang Family Trust. As trustee of Walter Wang Family Trust, HSBC

CUSIP No.	00211V106	SCHEDULE 13G	Page	8	of	10 Pages
International Trustee Limited has indirect voting and dispositive power with respect to the shares. HSBC International Trustee Limited reports its beneficial ownership with respect to the 2,930,576 common shares on its own individual Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certifications
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

Walter Lin Wang

/s/ Walter Lin Wang

Wealth Treasure Management Limited

By:	/s/ Walter Lin Wang

Name:	Walter Lin Wang
Title:	Sole director of Wealth Treasure Management Limited

Infinity Wealth Holdings Limited

By:	Annette Siu Sharnika Wijetunge

Name:	Annette Siu & Sharnika Wijetunge
Title:	Authorised Signatories of Infinity Wealth Holdings Limited

Walter Wang Family Trust

By:	Annette Siu Sharnika Wijetunge

Name:	Annette Siu & Sharnika Wijetunge
Title:	Authorised Signatories of
HSBC International Trustee Limited, as trustee

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A of the initial Schedule 13G filed with the Securities and Exchange Commission on Febrary 17, 2009)